
02003713

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC FILE NUMBER
8- 33425


RECEIVED
FEB 27 2002
386

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

FV 3/5/02

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

RODGERS BROTHERS INC.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7 WOOD STREET 7TH FLOOR
(No. and Street)

| PITTSBURGH | PA | 15222 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARK RODGERS (412) 281 1940
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SISTERSON AND COMPANY LLP
(Name — *if individual, state last, first, middle name*)

| 2101 GRANT BUILDING | PITTSBURGH | PA | 15219 2300 |
|---|---|---|---|
| (Address) | (City) | (State) | Zip Code) |

**CHECK ONE:**
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

3/14/02

# OATH OR AFFIRMATION

I, MARK RODGERS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RODGERS BROTHERS, INC., as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

PRESIDENT

Title



Notary Public

Notarial Seal
Denise R. Rodgers, Notary Public
Pittsburgh, Allegheny County
My Commission Expires May 29, 2004

Member, Pennsylvania Association of Notaries

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐a (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐a (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐a (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐a (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐a (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐a (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# AUDITED FINANCIAL STATEMENTS

RODGERS BROTHERS, INC.

Years ended December 31, 2001 and 2000

SISTERSON
STRATEGIES FOR BUSINESS

2101 Grant Building
Pittsburgh, Pennsylvania
15219-2300

Phone 412.281.2025
Fax 412.338.4597
Web www.sisterson.com

# INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Rodgers Brothers, Inc.

We have audited the accompanying statements of financial condition of RODGERS BROTHERS, INC. as of December 31, 2001 and 2000, and the related statements of operations, changes in shareholders' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rodgers Brothers, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sisterson & Co. LLP

January 25, 2002

RODGERS BROTHERS, INC.

STATEMENTS OF FINANCIAL CONDITION

| | December 31, 2001 | December 31, 2000 |
|---|---|---|
| **ASSETS** | | |
| Cash | $ 72,152 | $ 34,258 |
| Receivable from clearing organization | 40,681 | 43,535 |
| Receivables from investment advisory customers | 44,073 | 28,464 |
| Other receivables | 271 | -- |
| Securities owned (Note 3) | | |
| Marketable | 83,222 | 65,790 |
| Other | 55,100 | 20,100 |
| Cash deposit with clearing organization | 25,000 | 25,000 |
| Furniture and equipment, at cost less accumulated depreciation of $25,713 and $22,092 | 11,507 | 7,063 |
| | $ 332,006 | $ 224,210 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| Accrued expenses | $ 31,717 | $ 7,917 |
| Shareholders' equity | | |
| Common stock, $1 par value; 10,000 shares authorized; 980 shares issued and outstanding | 980 | 980 |
| Additional paid-in capital | 134,672 | 134,672 |
| Retained earnings | 164,637 | 80,641 |
| Total shareholders' equity | 300,289 | 216,293 |
| | $ 332,006 | $ 224,210 |

The accompanying notes are an integral part of these financial statements.

RODGERS BROTHERS, INC.

STATEMENTS OF OPERATIONS

| | Year ended December 31, 2001 | Year ended December 31, 2000 |
|---|---|---|
| **Revenues** | | |
| Commissions, net of clearing costs | $ 745,097 | $ 836,168 |
| Investment advisory fees | 153,765 | 91,020 |
| Net dealer inventory and investment gains (losses) | 15,422 | (96,548) |
| Private placement fee (Note 8) | 11,000 | -- |
| Interest and dividends | 3,533 | 4,276 |
| | 928,817 | 834,916 |
| **Expenses** | | |
| Employee compensation and benefits | 616,923 | 596,379 |
| Communications | 66,589 | 58,151 |
| Occupancy and equipment rental | 48,921 | 52,549 |
| Other operating expenses | 92,590 | 84,058 |
| Interest expense | 278 | 1,533 |
| | 825,301 | 792,670 |
| Income before provision for income taxes | 103,516 | 42,246 |
| Provision for income taxes (Note 5) | 19,520 | 237 |
| Net income | $ 83,996 | $ 42,009 |

The accompanying notes are an integral part of these financial statements.

RODGERS BROTHERS, INC.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Years ended December 31, 2001 and 2000

| | Common stock | Additional paid-in capital | Retained earnings | Total shareholders' equity |
|---|---|---|---|---|
| Balance, January 1, 2000 | $ 980 | $ 134,672 | $ 38,632 | $ 174,284 |
| Net income | -- | -- | 42,009 | 42,009 |
| Balance, December 31, 2000 | 980 | 134,672 | 80,641 | 216,293 |
| Net income | -- | -- | 83,996 | 83,996 |
| Balance, December 31, 2001 | $ 980 | $ 134,672 | $ 164,637 | $ 300,289 |

The accompanying notes are an integral part of these financial statements.

RODGERS BROTHERS, INC.

STATEMENTS OF CASH FLOWS

| | Year ended December 31, 2001 | 2000 |
|---|---|---|
| Cash flows from operating activities | | |
| Net income | $ 83,996 | $ 42,009 |
| Adjustments to reconcile net income to net cash provided by (used in) operating activities | | |
| Depreciation | 3,621 | 3,193 |
| Increase (decrease) in cash from changes in | | |
| Receivable from clearing organization | 2,854 | 2,881 |
| Receivables from investment advisory customers | (15,609) | (16,738) |
| Marketable securities | (17,432) | (42,424) |
| Accrued expenses | 23,800 | (804) |
| Other | (271) | 10 |
| Net cash provided by (used in) operating activities | 80,959 | (11,873) |
| Cash flows from investing activities | | |
| Purchases of furniture and equipment | (8,065) | (4,794) |
| Purchases of other securities | (35,000) | (20,100) |
| Net cash used in investing activities | (43,065) | (24,894) |
| Net increase (decrease) in cash | 37,894 | (36,767) |
| Cash, beginning of year | 34,258 | 71,025 |
| Cash, end of year | $ 72,152 | $ 34,258 |
| Supplemental disclosure of cash flow information | | |
| Cash paid for taxes | $ -- | $ 237 |
| Cash paid for interest | $ 278 | $ 1,533 |

The accompanying notes are an integral part of these financial statements.

# NOTES TO FINANCIAL STATEMENTS

## NOTE 1 - ORGANIZATION AND HISTORY

Rodgers Brothers, Inc. (the Company) is a general securities broker-dealer that clears customer transactions through another broker-dealer (clearing organization) on a fully disclosed basis. The Company provides agency transaction services and manages investment advisory accounts for its clients. The Company's clients are predominantly retail investors and small institutions.

## NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

### Revenue recognition

Commissions, net of clearing fees, are recorded on a trade date basis. Investment advisory fees are recorded as of the end of each quarter for services performed that quarter.

### Investments

Securities transactions are recorded on a trade date basis.

Marketable securities at December 31, 2001 and 2000 consist of U.S. government securities, corporate bonds, corporate stocks, and purchased options and are reported at market value. Net realized and unrealized gains and losses resulting from the difference between the acquisition cost of securities or premiums paid for purchased options and the selling price or market value is included in revenue from net dealer inventory and investment gains (losses).

Other securities at December 31, 2001 and 2000 consist of certificates of deposit, a partnership interest and NASD warrants and are stated at cost, which approximates fair value. NASD warrants consist of warrants to purchase 6,000 shares of The NASDAQ Stock Market, Inc. at an exercise price increasing from $13.00 per share in 2002 to $16.00 per share in 2006 (year of expiration).

### Deposit with clearing organization

This deposit is to protect the clearing organization from potential losses on customer accounts introduced by the Company and is not available for operations or other use.

### Cash

The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

Furniture and equipment

Furniture and equipment are depreciated on the straight-line method over estimated useful lives of 5 to 12 years.

Use of estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported revenues and expenses.

NOTE 3 - SECURITIES OWNED

Marketable securities at quoted market values consist of the following at December 31:

| | 2001 | 2000 |
|---|---|---|
| U.S. government obligations | $ 51,422 | $ 49,660 |
| Corporate bonds | 22,000 | -- |
| Corporate stocks | 9,800 | 12,880 |
| Purchased options | -- | 3,250 |
| | $ 83,222 | $ 65,790 |

During 2001 and 2000, the Company recorded net gains (losses) of $0 and ($105,952) from trading purchased options and stocks for its own account as part of an overall hedging strategy. These net gains (losses) are included in "Net dealer inventory and investment losses" in the Statements of Operations.

Other securities at cost, which approximates fair value, consist of the following at December 31:

| | 2001 | 2000 |
|---|---|---|
| Investment in limited partnership | $ 25,000 | $ -- |
| NASD warrants | 20,100 | 20,100 |
| Certificates of deposit | 10,000 | -- |
| | $ 55,100 | $ 20,100 |

## NOTES TO FINANCIAL STATEMENTS
(continued)

### NOTE 4 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $191,545, which was $91,545 in excess of its required minimum net capital of $100,000. At December 31, 2001, the Company's net capital ratio was 6.04 to 1.

### NOTE 5 - PROVISION FOR INCOME TAXES

The provision for income taxes consists of the following for the years ended December 31:

| | 2001 | 2000 |
|---|---|---|
| Federal income tax | $ 12,375 | $ -- |
| State income tax | 7,145 | 237 |
| | $ 19,520 | $ 237 |

No provision for income taxes was recorded for 2000 (except for a $237 adjustment of the 1999 state provision) because of the use of net operating loss carryforwards for both federal and state purposes resulting in a total benefit of $10,000.

### NOTE 6 - RETIREMENT PLAN

The Company sponsors a profit sharing plan covering all employees who have attained the age of 21 and completed at least one year of service. The Company's contributions to the plan are discretionary. During 2001 and 2000, the Company's contributions to the plan were $10,000 and $0, respectively.

### NOTE 7 - COMMITMENTS

The Company leases its office space under an operating lease which expires on August 31, 2002. The lease is renewable upon notice by the Company within three months of its expiration for a term and rate to be agreed upon at the time of renewal.

Rental expense for office space totaled $45,300 for 2001 and 2000.

NOTE 7 - COMMITMENTS (continued)

The Company also leases office equipment pursuant to an informal agreement with an entity whose owners are shareholders of the Company. The lease is classified as an operating lease. Rent expense totaled $8,500 and $8,000 for 2001 and 2000.

NOTE 8 - RELATED PARTY TRANSACTION

During 2001, the Company earned a 4% fee for the private placement of interests in a limited partnership. The managing general partner of the limited partnership and the shareholders of the Company are related.

SUPPLEMENTARY INFORMATION REQUIRED BY

RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMISSION

Schedule I

# COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2001

| | | |
|---|---|---|
| Net capital | | |
| Total shareholders' equity | $ | 300,289 |
| Deduct shareholders' equity not allowable for net capital | | -- |
| Total shareholders' equity qualified for net capital | | 300,289 |
| Add | | |
| A. Liabilities subordinated to claims of general creditors allowable in computation of net capital | | -- |
| B. Other (deductions) or allowable credits | | -- |
| Total capital and allowable subordinated liabilities | | 300,289 |
| Deductions and/or charges | | |
| A. Non-allowable assets-furniture and equipment, net, receivables from investment advisory customers, NASD warrants, and investment in oil and gas limited partnership | | (100,829) |
| Net capital before haircuts on securities positions | | 199,460 |
| Haircuts on securities | | |
| A. Contractual securities commitments | | -- |
| B. Securities collateralizing secured demand notes | | -- |
| C. Trading and investment securities | | |
| 1. Equity | | (7,865) |
| 2. Certificates of deposit | | (50) |
| 3. Undue concentrations | | -- |
| Net capital | $ | 191,545 |
| Aggregate indebtedness | | |
| Items included in statement of financial condition | | |
| Accrued expenses | $ | 31,717 |
| Computation of basic net capital requirement | | |
| A. Minimum net capital required (6-2/3% of total aggregate indebtedness) | $ | 2,114 |
| B. Minimum dollar net capital requirement | $ | 100,000 |
| Net capital requirement (greater of A. or B.) | $ | 100,000 |
| Excess net capital | $ | 91,545 |
| Ratio: Net capital to aggregate indebtedness | $ | 6.04 to 1 |

A reconciliation with the Company's computation included in Part II of Form X-17A-5 as of December 31, 2001 is not included because there is no material difference between the Company's computation and the computation above.

## EXEMPTIVE PROVISION UNDER RULE 15c3-3

An exemption from Rule 15c3-3 is claimed based on Section (k)(2)(ii). Rodgers Brothers, Inc. clears all customer transactions through another broker-dealer on a fully disclosed basis.